AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 2010

INVESTMENT COMPANY ACT FILE NO. 811-07359

U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
(Under Section 13(e)(1) of the Securities Exchange Act of 1934)
(Amendment No. 1)

650 HIGH INCOME FUND, INC.
(Name of Issuer and Person Filing Statement)

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
N/A (CUSIP Number of Class of Securities)
CLIFFORD E. LAI, PRESIDENT
650 HIGH INCOME FUND, INC.
650 MADISON AVENUE, 19TH FLOOR NEW YORK, NY 10022 1-212-558-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With copies to:

DAVID C. MAHAFFEY SULLIVAN & WORCESTER LLP
1666 K STREET, N.W.
WASHINGTON, D.C. 20006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of 650 High Income Fund, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 12,413,793 of the Fund’s shares of common stock, par value $0.001 per share (the “Shares”), as originally filed with the Securities and Exchange Commission on September 2, 2010, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 4:00 P.M., Eastern time, on September 30, 2010 (the “Expiration Date”).  Pursuant to the Offer, 11,924,721 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $0.64 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $7,631,821.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

650 High Income Fund, Inc.

By:	/s/ Julie S. Madnick
Julie S. Madnick
Vice President

October 7, 2010